UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
(Amendment No. 2)
THE SECURITIES EXCHANGE ACT OF 1934

Hermitage Offshore Services Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G4511M 108
(CUSIP Number)

Mr. Emanuele Lauro LOM Building 27 Reid Street Hamilton HM 11 Bermuda with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Offshore Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,567,931

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,567,931

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,567,931

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Offshore Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Culky Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Two Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,694,150

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,694,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,694,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Emanuele Lauro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,126,219

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,126,219

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,126,219

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G4511M 108

1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,694,150

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,694,150

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,694,150

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	G4511M 108

Item 1.	Security and Issuer.

This Amendment No. 2 to the Schedule 13D/A that was filed on April 18, 2019 relates to the common stock, par value $0.01 per share (the “Common Shares”), of Hermitage Offshore Services Ltd. (formerly Nordic American Offshore Ltd.), a corporation formed under the laws of Bermuda (the “Issuer”), having its principal executive offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. As of June 20, 2019, the Issuer had 20,162,143 Common Shares outstanding.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D/A that was filed on April 18, 2019 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”);

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Services Holding Two Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSHT”);

Culky Investments Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“Culky”);

Scorpio Offshore Holding Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“SOHI”), and a joint subsidiary of SSH, SSHT and Culky;

Scorpio Offshore Investments Inc., a corporation formed under the laws of the Republic of the Marshall Islands (“SOI”), and a wholly-owned subsidiary of SSHT;

Emanuele Lauro (“Mr. Lauro”), the sole shareholder of Culky; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings and SSHT (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings, SSH, SSHT, Culky, SOHI, SOI, and Mr. Lauro, the “Reporting Persons”).

Ms. Lolli-Ghetti and SSHT may be deemed the beneficial owners of 58.0% of the Issuer’s outstanding Common Shares; SOHI, SSH, Culky, Scorpio Holdings and Mr. Lauro may be deemed the beneficial owners of 40.3% of the Issuer’s outstanding Common Shares; and SOI may be deemed the beneficial owner of 17.7% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies. The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels. The principal business of SOI, SOHI and Culky is investing in the offshore industry. The principal business of SSHT is investing in, owning and operating (via subsidiaries) vessels, including offshore vessels.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment(1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSHT, SSH, SOHI, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSHT, SSH, SOHI, the Issuer, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSHT, SSH, Scorpio Tankers Inc. and other entities within the Scorpio group of companies, and Chief Operating Officer of the Issuer and Scorpio Bulkers Inc.
USA
Filippo Lauro	Director and Vice President of Scorpio Holdings, SSHT, SSH and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Bulkers Inc. and Scorpio Tankers Inc.	Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSHT, SSH, Scorpio Tankers Inc. and other entities within the Scorpio group of companies.	USA
Rosada Guglielmi	Director and Secretary of Culky, SOI and other entities within the Scorpio group of companies.	Italy

(1) The business address of the Principals, Scorpio Tankers Inc., Scorpio Bulkers Inc. and other entities within the Scorpio group of companies is 9, Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D/A that was filed on April 18, 2019 is hereby amended to include the following:
On June 20, 2019, in connection with the Issuer’s exercise of a portion of the Equity Line of Credit, SOI acquired an additional 710,736 Common Shares at $3.51748 per share.

Item 4.	Purpose of Transaction.
There are no material changes from the Schedule 13D/A that was filed on April 18, 2019.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D/A that was filed on April 18, 2019 is hereby amended and restated in its entirety as follows:
(a, b)
As of the date of this filing:

Ms. Lolli-Ghetti and SSHT may be deemed the beneficial owners of 11,694,150 Common Shares, representing approximately 58.0% of the Issuer’s outstanding Common Shares. Ms. Lolli-Ghetti and SSHT have the shared power to vote and dispose of these Common Shares.

SOHI, SSH, Culky, Scorpio Holdings and Mr. Lauro may be deemed the beneficial owners of 8,126,219 Common Shares, representing approximately 40.3% of the Issuer’s outstanding Common Shares. SOHI, SSH, Culky, Scorpio Holdings, Mr. Lauro, SSHT and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

SOI may be deemed the beneficial owner of 3,567,931 Common Shares, representing approximately 17.7% of the Issuer’s outstanding Common Shares. SOI, SSHT and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

As of the date of this filing, the Principals (other than Mr. Lauro for whom such information is provided elsewhere herein) may not be deemed to be the beneficial owners of any Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days are set forth on Exhibit A to this Amendment No. 2 to Schedule 13D/A.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes from the Schedule 13D/A that was filed on April 18, 2019.

Item 7.	Material to be Filed as Exhibits.
There are no material changes from the Schedule 13D/A that was filed on April 18, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2019	SCORPIO OFFSHORE INVESTMENTS INC.*

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

SCORPIO OFFSHORE HOLDING INC.*

	By:	/s/ Emanuele Lauro
	Name:	Emanuele Lauro
	Title:	Secretary

SCORPIO SERVICES HOLDING LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO HOLDINGS LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

SCORPIO SERVICES HOLDING TWO LIMITED*

	By:	/s/Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman/Vice President

CULKY INVESTMENTS INC.*

	By:	/s/Rosada Guglielmi
	Name:	Rosada Guglielmi
	Title:	Secretary

EMANUELE LAURO*

By:	/s/ Emanuele Lauro
Name:	Emanuele Lauro

ANNALISA LOLLI-GHETTI*

By:	/s/Annalisa Lolli-Ghetti
Name:	Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED
Scorpio Offshore Investments Inc.

Date of Transaction	Number of Common Shares Purchased/(Sold)	Price of Common Shares

June 20, 2019	710,736	$3.51748